Exhibit 21.1

Significant Subsidiaries

Corporation	Jurisdiction	Organization
MacDonald, Dettwiler and Associates Corporation	Canada	Corporation
MacDonald, Dettwiler and Associates Inc.	Ontario	Corporation
MD Information Services (Luxembourg) S.A.R.L.	Luxembourg	Corporation
MDA Communications Holdings LLC	Delaware	Limited Liability Company
MDA Geospatial Services Inc.	Canada	Corporation
MDA Information Systems LLC	Delaware	Limited Liability Company
MDA Systems Ltd.	Canada	Corporation
MDA US Systems LLC	Delaware	Limited Liability Company
Space Systems/Loral Land, LLC	Delaware	Limited Liability Company
SSL MDA Holdings, Inc.	Delaware	Corporation